# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alithya Group inc., CIK 0001734520
CUSIP: 01643B106
Title of class of securities: Class A subordinate voting shares, no par value
Address of issuer's principal executive offices: 1100 ROBERT-BOURASSA BLVD, SUITE 400, MONTREAL, Canada (Federal Level) (Z4), H3B3A5
Date of event which requires filing of this statement: 06/27/2025
Amends the filing with accession number 0001193125-18-325810
Filed by CIK 0001758644
Persons authorized to receive notices and communications: Nathalie Forcier, Alithya Group inc., 1100 ROBERT-BOURASSA BLVD, SUITE 400, MONTREAL, Canada (Federal Level) (Z4), H3B3A5, (514) 285-5552

## Reporting persons
- Ghyslain Rivard (CIK 0001758644): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
- 9668586 Canada Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Services informatiques MixMedia inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
- Gestion Ghyslain Rivard Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
- Pierre Turcotte: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
- Triaxions Technologie Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
- 9387-1010 Quebec inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
  Comment: Note: 9387-1010 Quebec inc. is a Provincial Level company. Place of Citizenship/organization is Quebec.
- Fiducie Triaxions: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
- Paul Raymond: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
- Fiducie Direxions: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,058,224; sole dispositive power 0; shared dispositive power 9,058,224; aggregate amount beneficially owned 9,058,224 (9% of the class)
  Comment: EXPLANATORY NOTE:
  
  This Statement constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 14, 2018, as amended April 19, 2023 (the "Original Schedule 13D") with respect to the class A subordinate voting shares (the "Subordinate Voting Shares"), of Alithya Group inc. (the "Issuer").
  
  This Amendment No. 2 amends and supplements the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged.

## Item 1. Security and Issuer
Title of class of securities: Class A subordinate voting shares, no par value
Name of issuer: Alithya Group inc.
Address of issuer's principal executive offices: 1100 ROBERT-BOURASSA BLVD, SUITE 400, MONTREAL, Canada (Federal Level) (Z4), H3B3A5
Comment:
Item 1 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to the Original Schedule 13D (as amended, "Schedule 13D") relates to the Subordinate Voting Shares of Alithya Group inc., a Quebec corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 1100, Robert-Bourassa Blvd, Suite 400, Montreal, Quebec, Canada, H3B 3A5. As of July 21, 2025, the principal executive offices of the Issuer will be located at: 700, Rene-Levesque West Blvd, Suite 400, Montreal, Quebec, H3B 1X8.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a), (f) This statement is being filed by:

(i) Ghyslain Rivard ("Mr. Rivard"), a citizen of Canada;

(ii) 9668586 Canada Inc. ("9668586"), a Canada corporation. Mr. Rivard is the sole executive officer, director, shareholder and control person of 9668586;

(iii) Services informatiques MixMedia inc. ("MixMedia"), a Canada corporation. Mr. Rivard is the sole executive officer and director and a control person of MixMedia. MixMedia's majority shareholder and its only other control person is Gestion Ghyslain Rivard Inc. MixMedia's full name as translated into English is MixMedia Computer Services Inc.;

(iv) Gestion Ghyslain Rivard Inc. ("Rivard Inc."), a Quebec corporation. Mr. Rivard is the sole director, officer, shareholder and control person of Rivard Inc. Rivard Inc. is majority shareholder a control person of MixMedia;

(v) Pierre Turcotte ("Mr. Turcotte"), a citizen of Canada;

(vi) Triaxions Technologie Inc. ("Triaxions"), a Canada corporation. Mr. Turcotte is the sole executive officer and director of Triaxions. Triaxon's sole shareholder is Fiducie Triaxions, a trust controlled by Mr. Turcotte. Triaxion's full name as translated into English is Triaxions Technology Inc.;

(vii) 9387-1010 Quebec inc. ("9387-1010"), a Quebec corporation. Mr. Turcotte is the sole executive officer and director of 9387-1010. 9387-1010's sole shareholder is Fiducie Triaxions, a trust controlled by Mr. Turcotte;

(viii) Fiducie Triaxons, a Quebec trust ("Triaxions Trust"). Mr. Turcotte is a trustee and has the power to vote or direct the vote of and to dispose of or direct the disposition of securities held by Triaxions Trust. Fiducie Triaxons's name as translated into English is Triaxions Trust;

(ix) Paul Raymond ("Mr. Raymond"), a citizen of Canada; and

(x) Fiducie Direxions, a Quebec trust ("Direxions" and, together with Mr. Rivard, 9668586, MixMedia, Rivard Inc., Mr. Turcotte, Triaxions, 9387-1010, Triaxions Trust and Mr. Raymond, the "Reporting Persons"). Mr. Raymond is a trustee and has the power to vote or direct the vote of and to dispose of or direct the disposition of securities held by Direxions. Direxions's name as translated into English is Direxions Trust.

The Reporting Persons have entered into a joint filing agreement, a copy of which is incorporated by reference to Exhibit 99.5.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 1100, Robert-Bourassa Blvd, Suite 400, Montreal, Quebec, Canada, H3B 3A5. As of July 21, 2025, the address of the principal business and principal office of each of the Reporting Persons will be 700, Rene-Levesque West Blvd, Suite 400, Montreal, Quebec, H3B 1X8.
Present principal occupation or employment: Mr. Rivard, Mr. Turcotte and Mr. Raymond are directors of the Issuer. Mr. Raymond is also the President and Chief Executive Officer of the Issuer. Each of 9668586, MixMedia, Rivard Inc., Triaxions, 9387-1010, Triaxions Trust, and Direxions is primarily engaged in the business of investing in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

See Item 5(c) for a description of transactions. All transactions that involved the payment of consideration (other than the provision of services) were funded with the applicable Reporting Person's cash on hand, and funds were not borrowed or otherwise obtained for the purpose of obtaining such security.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

Other than as described below, none of the Reporting Persons have any plan or proposal that would relate to or would results in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Depending on market conditions and other factors, the Reporting Persons, may from time to time acquire or dispose of Subordinate Voting Shares of the Issuer, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 includes (i) Subordinate Voting Shares, (ii) Subordinate Voting Shares issuable upon conversion of class B multiple voting shares, no par value per share ("Multiple Voting Shares"), and (iii) Subordinate Voting Shares issuable upon exercise of options to acquire Subordinate Voting Shares or Multiple Voting Shares and, where the initial right is to acquire Multiple Voting Shares, the subsequent conversion of such Multiple Voting Shares.

Each of the Reporting Persons, other than Rivard Inc. and Triaxions Trust, is party to a voting agreement dated November 1, 2018, in which they have agreed to act together for purposes of voting securities of the Issuer, and made certain additional agreements regarding dispositions of securities of the Issuer. Pursuant to Rule 13d-5(b)(1), each of such Reporting Persons may therefore be deemed to have formed a group and to have each acquired beneficial ownership, for purposes of Sections 13(d) and (g) of the Act, of all equity securities of the Issuer beneficially owned by the Reporting Persons. Rivard Inc. and Triaxions Trust are included as Reporting Persons due to their control of one or more of the Reporting Persons.

This Amendment No. 2 reports all outstanding options or other rights to acquire Issuer's securities held by the Reporting Persons only to the extent such securities are exercisable within sixty (60) days of the date of filing of this Amendment No. 2.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each Reporting Person is reporting shared voting and dispositive power with respect to 9,058,224 Subordinate Voting Shares, or 9.0%. This percentage calculation is based on 92,030,852 Subordinate Voting Shares issued and outstanding as of June 27, 2025, plus 8,336,534 Subordinate Voting Shares issuable to the Reporting Persons upon exercise of options to acquire Subordinate Voting Shares or Multiple Voting Shares and, where the initial right is to acquire Multiple Voting Shares, conversion of such Multiple Voting Shares. These securities are held as follows:

(i) for Mr. Rivard: 4,512,000 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by Mr. Rivard via MixMedia;

(ii) for MixMedia: 4,512,000 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by MixMedia;

(iii) for Rivard Inc.: 4,512,000 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by its majority owned subsidiary MixMedia;

(iv) for Mr. Turcotte: (A) 269,300 Subordinate Voting Shares held directly by Mr. Turcotte, (B) 315,884 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by Mr. Turcotte, (C) 51,400 Subordinate Voting Shares held indirectly by Mr. Turcotte via Triaxions, and (D) 1,468,858 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by Mr. Turcotte via 9387-1010;

(v) for Triaxions: 51,400 Subordinate Voting Shares held directly by Triaxions;

(vi) for 9387-1010: 1,468,858 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by 9387-1010;

(vii) for Triaxions Trust: (A) 51,400 Subordinate Voting Shares held indirectly through its wholly-owned subsidiary Triaxions and (B) 1,468,858 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly through its wholly-owned subsidiary 9387-1010.

(viii) for Mr. Raymond: (A) 400,990 Subordinate Voting Shares held directly by Mr. Raymond, (B) 458,306 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by Mr. Raymond, (C) 809,654 Subordinate Voting Shares that are obtainable upon exercise of options held directly by Mr. Raymond, all of which are currently exercisable, (D) 200,000 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares that are obtainable upon exercise of options held directly by Mr. Raymond, all of which are currently exercisable, and (E) 571,832 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by Mr. Raymond via Direxions; and

(ix) for Direxions: 571,832 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by Direxions.

Each Reporting Person disclaims beneficial ownership with respect to the reported securities, except to the extent of its pecuniary interest.
Transactions in the class effected during the past sixty days: The Reporting Persons made the following transactions in the Issuer's securities reported in this Amendment No. 2 during the 60 days prior to the date of this Amendment No. 2: (A) on May 29, 2025 and June 27, 2025, Mr. Raymond purchased 2,823 and 2,181 Subordinate Voting Shares, respectively, through the Issuer's Employee Share Purchase Plan on the open market, (B) on June 27, 2025, Mr. Raymond acquired 52,632 Multiple Voting Shares through the exercise of options to acquire Multiple Voting Shares, and (C) on June 27, 2025, 100,000 options to acquire Multiple Voting Shares held by Mr. Raymond expired.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in this report.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of November 25, 2024, 9668586 Canada Inc. ceased to be the beneficial owner of more than 5% of the Subordinate Voting Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

(a) Voting Agreements:

The Original Schedule 13D included as an exhibit a Voting Agreement dated November 1, 2018 by and among Mr. Rivard, MixMedia, Mr. Turcotte, Triaxions Trust, Paul Raymond, and Direxions (the "Voting Agreement").

On November 1, 2018, Mr. Rivard, MixMedia, 9387-1010, Mr. Raymond, and Direxions entered into an Amended and Restated Voting Agreement dated November 1, 2018 (the "Amended Voting Agreement"), to properly reflect the ownership of the shares held by the entities. The Schedule 13D for the Reporting Persons filed on November 14, 2018 (the "November 14, 2018 Schedule 13D") attached the Voting Agreement as an exhibit in error. The Amended Voting Agreement is attached as Exhibit 99.6 to Amendment No. 1 to the November 1, 2018 Schedule 13D, which was filed on April 19, 2023 ("Amendment No. 1").

On December 18, 2019, Mr. Rivard and 9668586 entered into a Declaration of Intervention pursuant to which 9668586 agreed to be bound by the Amended Voting Agreement.

On March 27, 2023, Mr. Turcotte, Triaxions Trust, and Triaxions entered into a Declaration of Intervention pursuant to which Triaxions agreed to be bound by the Amended Voting Agreement.

(b) Compensation Unit Agreements:

The Reporting Persons participate in the following compensation arrangements:

(A) Mr. Rivard and Mr. Turcotte are directors of the Issuer. They each receive deferred share units ("DSUs") as part of their retainer on the board of directors, all of which are vested at the time of issuance. DSUs are issued under the Issuer's Long Term Incentive Plan. The DSUs are not included as part of this Amendment No. 2 as they settle on the 90th day after a director's termination date.

(B) Mr. Raymond is the President and Chief Executive Officer of the Issuer. As such, he receives a part of his annual compensation in the form of awards issued under the Issuer's incentive plans. He holds options to purchase Subordinate Voting Shares issued pursuant to the Issuer's Long Term Incentive Plan, 809,654 of which are vested, as well as performance share units ("PSUs") issued pursuant to the Issuer's Long Term Incentive Plan and the Share Unit Plan and restricted share units ("RSUs") issued pursuant to the Issuer's Share Unit Plan, none of which are vested, and DSUs, 215,217 of which are vested, but none of which can be settled within 60 days. The 200,000 options to purchase Multiple Voting Shares Mr. Raymond holds were options he held at the time the Issuer became a reporting issuer on November 1, 2018 and which are governed by the Issuer's 2011 Stock Option Plan. Only his vested awards which may be settled within 60 days are included in this Amendment No. 2.

(c) Employee Share Purchase Plan:

Paul Raymond participates to the Issuer's Employee Share Purchase Plan and automatically makes monthly purchases of Subordinate Voting Shares on the open market.

Except as reported above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Except as listed below and filed as exhibits there have not been any written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

99.5 Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to Amendment No. 1)
99.6 Amended and Restated Voting Agreement by and among Mr. Rivard, Mixmedia, Mr. Turcotte, 9387-1010, Mr. Raymond, and Direxions dated November 1, 2018 (incorporated by reference to Exhibit 99.6 to Amendment No. 1)
99.7 Declaration of Intervention made by Mr. Rivard and 9668586, dated December 18, 2019 (incorporated by reference to Exhibit 99.7 to Amendment No. 1)
99.8 Declaration of Intervention made by Mr. Turcotte, Triaxions Trust, and Triaxions, dated March 27, 2023 (incorporated by reference to Exhibit 99.8 to Amendment No. 1)

## Signatures
- Ghyslain Rivard: /s/ Ghyslain Rivard, Ghyslain Rivard (07/03/2025)
- 9668586 Canada Inc.: /s/ Ghyslain Rivard, Ghyslain Rivard, President (07/03/2025)
- Services informatiques MixMedia inc.: /s/ Ghyslain Rivard, Ghyslain Rivard, President (07/03/2025)
- Gestion Ghyslain Rivard Inc.: /s/ Ghyslain Rivard, Ghyslain Rivard, President (07/03/2025)
- Pierre Turcotte: /s/ Pierre Turcotte, Pierre Turcotte (07/03/2025)
- Triaxions Technologie Inc.: /s/ Pierre Turcotte, Pierre Turcotte, President (07/03/2025)
- 9387-1010 Quebec inc.: /s/ Pierre Turcotte, Pierre Turcotte, President (07/03/2025)
- Fiducie Triaxions: /s/ Pierre Turcotte, Pierre Turcotte, Trustee (07/03/2025)
- Paul Raymond: /s/ Paul Raymond, Paul Raymond (07/03/2025)
- Fiducie Direxions: /s/ Paul Raymond, Paul Raymond, Trustee (07/03/2025)